Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-167172 of our report dated March 24, 2010 (May 27, 2010 as to earnings per share data as described in Note 1 and the subsequent events described in Note 2, Note 15 and Note 19) relating to the consolidated balance sheets of Toys “R” Us, Inc. and subsidiaries (the “Company”) as of January 30, 2010 and January 31, 2009 and the related consolidated statements of operations, cash flows and stockholders’ equity (deficit) for each of the three fiscal years in the period ended January 30, 2010 and the related financial statement schedule, (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes explanatory paragraphs relating to i) a change in accounting estimate effected by a change in accounting principle related to gift card breakage, ii) a change in accounting method for valuing the merchandise inventories for the domestic segment from the retail inventory method to the weighted average cost method, iii) the adoption of new guidance on the accounting for non-controlling interests, and iv) the adoption of new guidance on the accounting for uncertainty in income taxes), and our report dated March 24, 2010 relating to the effectiveness of the Company’s internal control over financial reporting as of January 30, 2010, appearing in the Prospectus, which is part of such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

New York, New York

July 7, 2010